SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D
Under the Securities Exchange Act of 1934

BREEZE-EASTERN CORPORATION
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

106764103
(CUSIP Number)

Halle Fine Terrion
General Counsel and Chief Compliance Officer
TransDigm Group Incorporated
1301 East 9th Street, Suite 3000
Cleveland, Ohio 44114
(216) 706-2960

With copies to:

John M. Gherlein
John J. Harrington
Baker & Hostetler LLP
1900 East 9th Street, Suite 3200
Cleveland, Ohio 44114
(216) 621-0200
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 18, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box:    ☐

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 106764103

1.	Name of Reporting Person TransDigm Group Incorporated
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ Not Applicable
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,421,284 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,421,284 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,421,284 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 54.7% (1)
14.	Type of Reporting Person CO

(1)
Beneficial ownership of the common stock of the Company is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such common stock as a result of the Tender and Support Agreements described in this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by either of the reporting persons that it is the beneficial owner of any shares of common stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose, and such beneficial ownership is expressly disclaimed pursuant to Rule 13d-4 under the Exchange Act. The percentage calculation is based on 9,914,242 shares of common stock issued and outstanding as of November 16, 2015 as provided by the Company.

CUSIP No. 106764103

1.	Name of Reporting Person Hook Acquisition Sub Inc.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ Not Applicable
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,421,284 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,421,284 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,421,284 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 54.7% (1)
14.	Type of Reporting Person CO

(1)
Beneficial ownership of the common stock of the Company is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such common stock as a result of the Tender and Support Agreements described in this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by either of the reporting persons that it is the beneficial owner of any shares of common stock referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed pursuant to Rule 13d-4 under the Exchange Act. The percentage calculation is based on 9,914,242 shares of common stock issued and outstanding as of November 16, 2015 as provided by the Company.

SCHEDULE 13D

Item 1.	Security and Issuer
The class of equity securities to which this Schedule 13D (this “Schedule 13D”) relates is the common stock, par value $0.01 per share (the “Company Common Stock”), of Breeze-Eastern Corporation, a Delaware corporation (the “Company”). The principal executive offices of the Company are located at 35 Melanie Lane, Whippany, New Jersey 07981. The telephone number of the Company is (973) 602-1001.

Item 2.	Identity and Background
This Schedule 13D is being filed jointly by TransDigm Group Incorporated (“Parent”), a Delaware corporation, and Hook Acquisition Sub Inc. (“Purchaser”), a Delaware corporation and an indirect wholly-owned subsidiary of Parent. Parent and Purchaser are collectively hereinafter referred to as the “Reporting Persons.” The Reporting Persons have entered into a Joint Filing Agreement, dated as of the date hereof, a copy of which is filed with this Schedule 13D as Exhibit 4 (which is hereby incorporated by reference).
Parent’s principal executive offices are located at 1301 East 9th Street, Suite 3000, Cleveland, Ohio 44114. The telephone number of Parent is (216) 706-2960. Parent, through its wholly-owned subsidiaries, is a leading global designer, producer and supplier of highly engineered aircraft components for use on nearly all commercial and military aircraft in service today.
Purchaser’s principal offices are located at 1301 East 9th Street, Suite 3000, Cleveland, Ohio 44114. The telephone number of Purchaser is (216) 706-2960. Purchaser was formed solely for the purpose of effecting the transactions contemplated by the Merger Agreement (defined below) and has not engaged in any activities except in connection with these transactions.
The name, business address, present principal occupation or employment and citizenship of each director and executive officer of each of Parent and Purchaser are set forth on Schedule A and Schedule B, respectively. During the preceding five years, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons listed on Schedule A or Schedule B, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds
The Tender and Support Agreements described in Item 4 of this Schedule 13D (the terms of which are hereby incorporated by reference) were entered into among Parent, Purchaser and certain stockholders of the Company affiliated with Tinicum Incorporated and Wynnefield Capital, Inc. (the “Supporting Stockholders”). Neither Reporting Person paid any amount to the Supporting Stockholders in connection with the execution and delivery of the Tender and Support Agreements and as a result no funds were used for such purpose.
The total amount of funds required by Purchaser to consummate the Offer (defined below) described in Item 4 of this Schedule 13D (the terms of which are hereby incorporated by reference) and purchase all outstanding Company Common Shares in the Offer and to provide funding in connection with the Merger is approximately $206 million, plus related fees and expenses. Parent has access to, and will provide Purchaser with, sufficient funds to purchase all Shares validly tendered in the Offer and to fund Purchaser’s acquisition of the remaining Shares in the Merger.

Item 4.	Purpose of the Transaction
Parent and Purchaser entered into an Agreement and Plan of Merger, dated as of November 18, 2015 (the “Merger Agreement”), with the Company. Pursuant to the Merger Agreement, upon the terms and subject to the conditions set forth therein, Purchaser has agreed to commence a tender offer (the “Offer”) no later than December 3, 2015 to acquire all outstanding shares of Company Common Stock at a purchase price of $19.61 per share (the “Offer Price”) in cash, without interest, less any required withholding taxes. The Offer is subject to customary conditions. The Merger Agreement further provides that, upon the terms and subject to the conditions set forth therein, following successful completion of the Offer, Purchaser will merge with and into the Company, with the Company continuing as the surviving corporation and as an indirect, wholly owned subsidiary of Parent (the “Merger”). The Merger will be governed by Section 251(h) of the General Corporation Law of the State of Delaware, with no stockholder vote being required to consummate the Merger. In the Merger, each outstanding share of Company Common Stock (other than shares of Company Common Stock held by the Company, Parent, Purchaser or any wholly owned subsidiary of Parent or of the Company or held by Company stockholders who are entitled to demand, and who properly demand, appraisal rights under Delaware law) will be converted into the right to receive cash in an amount equal to the Offer Price, subject to any required withholding of taxes and without interest.
Concurrently with the execution and delivery of the Merger Agreement, Parent and Purchaser entered into Tender and Support Agreements (the “Support Agreements”) with the Supporting Stockholders, pursuant to which the Supporting Stockholders have agreed, solely in their capacities as stockholders of the Company, to tender all shares of Company Common Stock beneficially owned by them in the Offer and otherwise support the transactions contemplated by the Merger Agreement, including by voting for matters necessary to consummate the transactions and against matters that could materially delay or interfere with the transactions. As of November 18, 2015, the Supporting Stockholders beneficially owned, in the aggregate, 5,421,284 shares of Company Common Stock (or approximately 54.7% of all outstanding shares of Company Common Stock). The Support Agreements will terminate upon certain events, including (a) any termination of the Merger Agreement in accordance with its terms and (b) upon the board of directors of the Company withdrawing or adversely modifying, in accordance with the terms of the Merger Agreement, its recommendation that the Company’s stockholders accept the Offer and tender their shares of Common Stock to Purchaser in the Offer. In such case, any shares of Company Common Stock tendered by the Supporting Stockholders would be returned.
The foregoing descriptions of the Merger Agreement and the Support Agreements are qualified in their entirety by reference to the full terms of the Merger Agreement and each of the Support Agreements, which are attached as Exhibits 1 to 3, and are incorporated herein by reference.
After the consummation of the Offer, Purchaser intends to consummate the Merger as promptly as practicable. At the effective time of the Merger, (i) the certificate of incorporation of the surviving corporation will be amended and restated in its entirety to be in the form of Purchaser’s certificate of incorporation (except with respect to name), (ii) the bylaws of the surviving corporation will be amended and restated to be in the form of Purchaser’s bylaws (except with respect to name) and (iii) the directors and officers of the surviving corporation immediately will be the respective individuals who are designated as Purchaser’s directors and officers.
Following the Merger, the Company Common Stock will no longer be traded on the NYSE MKT, there will be no public market for the Company Common Stock and registration of the Company Common under the Securities Exchange Act of 1934, as amended, will be terminated.
The purpose of the Support Agreements is to facilitate the acquisition of Company Common Shares in the Offer and the consummation of the Merger. The purpose of the Offer and the Merger is to acquire control of, and the entire equity interest in, the Company.
Item 3 is incorporated by reference into this Item 4.

Except as set forth in this Schedule 13D and in connection with the Offer and the Merger described above, none of the Reporting Persons has any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer
(a) - (b)  As a result of the Support Agreements, Parent and Purchaser may be deemed to have the power to cause up to 5,421,284 shares of Company Common Stock (or approximately 54.7% of all outstanding shares of Company Common Stock as of November 16, 2015) to support the Offer and the Merger, and thus, each Reporting Person may be deemed to be the beneficial owner of those shares.
The Reporting Persons (i) are not entitled to any rights as a stockholder of the Company as to the shares of Company Common Stock covered by the Support Agreements, except as otherwise expressly provided in the Support Agreements and (ii) disclaim all beneficial ownership of such shares.
Except as set forth in this Item 5, neither Reporting Persons and, to the knowledge of the Reporting Persons, no person named in Schedule A or Schedule B, beneficially owns any shares of Company Common Stock.
(c) Except for the agreements described in this Schedule 13D, neither Reporting Person has, and to the knowledge of the Reporting Persons, no person named in Schedule A or Schedule B has, effected any transactions in the class of securities reported during the past 60 days.
(d) Except upon and following the consummation of the Offer, neither Reporting Person has and, to the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Company reported herein.
(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
The information set forth under Items 3, 4 and 5 of this Schedule 13D is incorporated herein by reference. Except for the agreements described in this Schedule 13D, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise), among the Reporting Persons or, to the knowledge of any of the Reporting Persons, any other person named in Schedule A or Schedule B, or between such persons and any other person, with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Name
1
Agreement and Plan of Merger, dated as of November 18, 2015, by and among TransDigm Group Incorporated, Hook Acquisition Sub Inc. and Breeze-Eastern Corporation (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed on November 19, 2015) (pursuant to Item 601(b)(2) of Regulation S-K, the schedules and exhibits to the Agreement and Plan of Merger have been omitted and Breeze-Eastern Corporation has agreed to furnish supplementally a copy of any such omitted schedule or exhibit to the SEC upon request)

2
Tender and Support Agreement, dated as of November 18, 2015, by and among TransDigm Group Incorporated, Hook Acquisition Sub Inc., Tinicum Capital Partners II, L.P. and Tinicum Capital Partners II Parallel Fund, L.P. (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on November 19, 2015).

3
Tender and Support Agreement, dated as of November 18, 2015, by and among TransDigm Group Incorporated, Hook Acquisition Sub Inc., Wynnefield Partners Small Cap Value, L.P., Wynnefield Small Cap Value Offshore Fund, Ltd. and Wynnefield Partners Small Cap Value, L.P. I. (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on November 19, 2015).

4	Schedule 13D Joint Filing Agreement, dated as of November 25, 2015, by and among each of the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, such person hereby certifies that the information set forth in this statement is true, complete and correct.

Date: November 25, 2015

TRANSDIGM GROUP INCORPORATED

By:	/s/ Terrance Paradie
	Name:	Terrance Paradie
	Title:	Executive Vice President and Chief Financial Officer

HOOK ACQUISITION SUB INC.

By:	/s/ Terrance Paradie
	Name:	Terrance Paradie
	Title:	President

SCHEDULE A
The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Parent are set forth below. If no business address is given, the director’s or executive officer’s business address is 1301 East 9th Street, Suite 3000, Cleveland, Ohio 44114. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Parent.

Name	Principal Occupation Including Name and Address of Employer
Directors

W. Nicholas Howley	Chief Executive Officer, President and Chairman of the Board of Directors

William Dries	Retired, Former Senior Vice President and Chief Financial Officer of EnPro Industries, Inc.
Mervin Dunn	President and Chief Executive Officer of Merv Dunn Management & Consulting, LLC
Michael Graff	Managing Director of Warburg Pincus LLC
Sean P. Hennessy	Chief Financial Officer of The Sherwin Williams Company
Douglas Peacock	Retired, Former President, Chief Executive Officer and Chairman of TransDigm Inc.
Robert J. Small	Managing Director of Berkshire Partners LLC
John Staer	Retired, Former Chief Executive Officer of Satair A/S
Raymond F. Laubenthal	Retired, Former President and Chief Operating Officer of TransDigm Inc.

Name	Principal Occupation Including Name and Address of Employer
Executive Officers (Who Are Not Directors)

Robert S. Henderson	Chief Operating Officer—Airframe

Kevin Stein	Chief Operating Officer—Power & Control

Terrance M. Paradie	Executive Vice President and Chief Financial Officer

Gregory Rufus	Senior Executive Vice President
Bernt G. Iversen II	Executive Vice President—Mergers and Acquisitions
James Skulina	Executive Vice President
Peter Palmer	Executive Vice President
John Leary	Executive Vice President
Jorge Valladares III	Executive Vice President
Roger V. Jones	Executive Vice President
Joel Reiss	Executive Vice President

SCHEDULE B
The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Purchaser are set forth below. If no business address is given, the director’s or executive officer’s business address is 1301 East 9th Street, Suite 3000, Cleveland, Ohio 44114. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to a position with Parent.

Name	Present Principal Occupation Including Name and Address of Employer
Directors

Terrance M. Paradie	Executive Vice President and Chief Financial Officer

Halle Terrion	General Counsel and Chief Compliance Officer

Name	Present Principal Occupation Including Name and Address of Employer
Executive Officers (Who Are Not Directors)

Sean Maroney	Treasurer, TransDigm Inc.